FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-14916

BROOKFIELD PROPERTIES CORPORATION (Translation of registrant's name into English)

Brookfield Place 181 Bay Street Suite 330 Toronto, Ontario Canada M5J 2T3 (416) 369-2300 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 10, 2010.

Brookfield Properties Corporation

By:	/s/ “Michelle L. Campbell”
Name:	Michelle L. Campbell
Title:	Vice President, Compliance
Assistant General Counsel
Assistant Secretary

EXHIBIT LIST
Exhibit	Description

99.1	Brookfield Properties Corporation Material Change Report dated July 30, 2010 including Schedule A - Press Release and Schedule B - Australia Office Portfolio Transaction Overview

99.2	Letter Agreement dated July 29, 2010